FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the month of July 2003
                         Commission File Number 0-28584

                     CHECK POINT SOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                                  Diamond Tower
                              3A Jabotinsky Street
                                 Ramat Gan 52520
                                     Israel
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     x       Form 40-F
                           -----------            -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     --------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                      No    x
                     -----                   -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-
                                                  -------------------


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         Check Point Software Technologies Ltd. Is herewith furnishing the proxy statement which it has distributed to its shareholders in connection with its Annual General Meeting of Shareholders to be held on July 31, 2003.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            CHECK POINT SOFTWARE TECHNOLOGIES LTD.


July 8, 2003                 By    /S/  Eyal Desheh
                                 -------------------------------------------
                                  Eyal Desheh
                                  Chief Financial Officer